Exhibit 99.1

ASUR Announces Total Passenger Traffic for September 2020

On a YoY basis, passenger traffic decreased 48.7% in Mexico, 47.9% in Puerto Rico and 86.2% in Colombia

MEXICO CITY, Oct. 6, 2020 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for September 2020 decreased 58.6% when compared to September 2019. Passenger traffic decreased 48.7% in Mexico, 47.9% in Puerto Rico and 86.2% in Colombia, impacted by severe downturns in business and leisure travel stemming from the COVID-19 pandemic.

This announcement reflects comparisons between September 1 through September 30, 2020 and from September 1 through September 30, 2019. Transit and general aviation passengers are excluded for Mexico and Colombia.

Passenger Traffic Summary
	September		% Chg	Year to date		% Chg
	2019	2020		2019	2020
Mexico	2,219,687	1,139,377	(48.7)	25,783,861	11,548,726	(55.2)
Domestic Traffic	1,288,816	820,718	(36.3)	12,367,374	6,133,129	(50.4)
International Traffic	930,871	318,659	(65.8)	13,416,487	5,415,597	(59.6)
San Juan, Puerto Rico	571,010	297,505	(47.9)	7,072,180	3,505,793	(50.4)
Domestic Traffic	513,775	288,157	(43.9)	6,315,138	3,265,711	(48.3)
International Traffic	57,235	9,348	(83.7)	757,042	240,082	(68.3)
Colombia	1,013,803	140,005	(86.2)	8,807,551	2,821,728	(68.0)
Domestic Traffic	866,614	132,278	(84.7)	7,457,666	2,411,973	(67.7)
International Traffic	147,189	7,727	(94.8)	1,349,885	409,755	(69.6)
Total Traffic	3,804,500	1,576,887	(58.6)	41,663,592	17,876,247	(57.1)
Domestic Traffic	2,669,205	1,241,153	(53.5)	26,140,178	11,810,813	(54.8)
International Traffic	1,135,295	335,734	(70.4)	15,523,414	6,065,434	(60.9)

Since March 16, 2020, various governments have issued flight restrictions for different regions of the world to limit the breakout of the COVID-19 virus. With respect to the airports ASUR operates:

As announced on March 23, 2020, neither Mexico nor Puerto Rico have issued flight bans, to date. In Puerto Rico, the Federal Aviation Authority (FAA) has accepted a request from the Governor of Puerto Rico that all flights bound to Puerto Rico land at LMM Airport, which is operated by ASUR's subsidiary Aerostar, and that all arriving passengers be screened by representatives of the Puerto Rico Health Department. On March 30, 2020, the Governor of Puerto Rico, through an executive order of indefinite term, imposed a two-week quarantine on all passengers arriving at the LMM Airport. Therefore, LMM Airport remains open and operating, albeit with substantially reduced flight and passenger volumes.

To further strengthen health controls on arrival, starting July 15, the Governor of Puerto Rico began implementing the following additional measures. All passengers must wear a mask, complete a mandatory flight declaration form from the Puerto Rico Health Department, and submit negative results of a PCR molecular COVID-19 test taken 72 hours prior to arrival to avoid having to undergo the two-week quarantine. Passengers can also opt to take the COVID-19 test in Puerto Rico (not necessarily at the airport), in order to be released from quarantine (estimated to take between 24-48 hours).

In Colombia, all incoming international flights, including connecting flights in Colombia, were suspended by the Colombian government starting March 23, 2020. This suspension has been extended through August 31, 2020, with exceptions for humanitarian emergencies, transportation of cargo and goods, and fortuitous events or force majeure. Similarly, domestic air travel in Colombia was suspended starting March 25, 2020. Consequently, ASUR's commercial aviation operations at the Enrique Olaya Herrera de Medellín, José María Córdova de Rionegro, Los Garzones de Montería, Antonio Roldán Betancourt de Carepa, El Caraño de Quibdó and Las Brujas de Corozal airports were suspended starting as of such dates.

The Colombian government allowed domestic flights to resume on July 1, 2020, starting with pilot tests for domestic routes between cities with low levels of contagion. The Colombian government has delegated to municipal administrations the power to request approval from the Ministry of the Interior, the Ministry of Transport and Aerocivil (the aeronautical authority in Colombia) to resume domestic flights from or to their municipalities. As a result, both municipalities involved would be required to agree in order to restart such domestic flights.

In full compliance with the implementation of biosafety protocols contained in Resolution 1054 issued by the Ministry of Health and Social Protection of Colombia in 2020, the airports José María Córdova in Rionegro, Olaya Herrera in Medellin and Los Garzones in Monteria, have restarted commercial passenger flights beginning September 1, 2020 within the initial phase of gradual connectivity announced by the civil aeronautical authorities of Colombia. In addition, Carepa and Quibdó airports resumed operations on September 21, while Corozal airport restarted operations on October 2, 2020.

Mexico Passenger Traffic
		September		% Chg	Year to date		% Chg
		2019	2020		2019	2020
Domestic Traffic		1,288,816	820,718	(36.3)	12,367,374	6,133,129	(50.4)
CUN	Cancun	701,857	549,834	(21.7)	6,703,534	3,500,852	(47.8)
CZM	Cozumel	11,395	1,779	(84.4)	147,802	46,371	(68.6)
HUX	Huatulco	52,827	25,199	(52.3)	575,881	213,884	(62.9)
MID	Merida	199,913	85,701	(57.1)	1,883,658	856,952	(54.5)
MTT	Minatitlan	10,436	4,034	(61.3)	105,315	44,532	(57.7)
OAX	Oaxaca	79,363	31,498	(60.3)	740,248	372,158	(49.7)
TAP	Tapachula	27,768	24,100	(13.2)	269,869	184,322	(31.7)
VER	Veracruz	110,206	50,236	(54.4)	1,035,408	481,159	(53.5)
VSA	Villahermosa	95,051	48,337	(49.1)	905,659	432,899	(52.2)
International Traffic		930,871	318,659	(65.8)	13,416,487	5,415,597	(59.6)
CUN	Cancun	889,419	304,003	(65.8)	12,671,074	5,032,366	(60.3)
CZM	Cozumel	9,085	6,746	(25.7)	286,592	154,203	(46.2)
HUX	Huatulco	974	342	(64.9)	107,659	78,361	(27.2)
MID	Merida	13,588	912	(93.3)	157,264	66,319	(57.8)
MTT	Minatitlan	507	116	(77.1)	5,987	2,267	(62.1)
OAX	Oaxaca	8,804	3,576	(59.4)	109,149	46,641	(57.3)
TAP	Tapachula	827	496	(40.0)	10,295	5,343	(48.1)
VER	Veracruz	5,797	987	(83.0)	52,349	18,282	(65.1)
VSA	Villahermosa	1,870	1,481	(20.8)	16,118	11,815	(26.7)
Mexico Total Traffic		2,219,687	1,139,377	(48.7)	25,783,861	11,548,726	(55.2)
CUN	Cancun	1,591,276	853,837	(46.3)	19,374,608	8,533,218	(56.0)
CZM	Cozumel	20,480	8,525	(58.4)	434,394	200,574	(53.8)
HUX	Huatulco	53,801	25,541	(52.5)	683,540	292,245	(57.2)
MID	Merida	213,501	86,613	(59.4)	2,040,922	923,271	(54.8)
MTT	Minatitlan	10,943	4,150	(62.1)	111,302	46,799	(58.0)
OAX	Oaxaca	88,167	35,074	(60.2)	849,397	418,799	(50.7)
TAP	Tapachula	28,595	24,596	(14.0)	280,164	189,665	(32.3)
VER	Veracruz	116,003	51,223	(55.8)	1,087,757	499,441	(54.1)
VSA	Villahermosa	96,921	49,818	(48.6)	921,777	444,714	(51.8)

US Passenger Traffic, San Juan Airport (LMM)
		September		% Chg	Year to date		% Chg
		2019	2020		2019	2020
SJU Total		571,010	297,505	(47.9)	7,072,180	3,505,793	(50.4)
Domestic Traffic		513,775	288,157	(43.9)	6,315,138	3,265,711	(48.3)
International Traffic		57,235	9,348	(83.7)	757,042	240,082	(68.3)

Colombia Passenger Traffic Airplan
		September		% Chg	Year to date		% Chg
		2019	2020		2019	2020
Domestic Traffic		866,614	132,278	(84.7)	7,457,666	2,411,973	(67.7)
MDE	Rionegro	626,731	82,497	(86.8)	5,409,532	1,707,765	(68.4)
EOH	Medellin	93,303	29,045	(68.9)	801,648	274,932	(65.7)
MTR	Monteria	86,707	14,842	(82.9)	734,571	274,719	(62.6)
APO	Carepa	20,026	1,817	(90.9)	163,387	52,454	(67.9)
UIB	Quibdo	32,479	4,063	(87.5)	279,172	88,757	(68.2)
CZU	Corozal	7,368	14	(99.8)	69,356	13,346	(80.8)
International Traffic		147,189	7,727	(94.8)	1,349,885	409,755	(69.6)
MDE	Rionegro	147,189	7,727	(94.8)	1,349,885	409,755	(69.6)
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Total Traffic Colombia		1,013,803	140,005	(86.2)	8,807,551	2,821,728	(68.0)
MDE	Rionegro	773,920	90,224	(88.3)	6,759,417	2,117,520	(68.7)
EOH	Medellin	93,303	29,045	(68.9)	801,648	274,932	(65.7)
MTR	Monteria	86,707	14,842	(82.9)	734,571	274,719	(62.6)
APO	Carepa	20,026	1,817	(90.9)	163,387	52,454	(67.9)
UIB	Quibdo	32,479	4,063	(87.5)	279,172	88,757	(68.2)
CZU	Corozal	7,368	14	(99.8)	69,356	13,346	(80.8)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Contacts:

ASUR	InspIR Group
Lic. Adolfo Castro	Susan Borinelli
+52-55-5284-0408	+1-646-330-5907
acastro@asur.com.mx	susan@inspirgroup.com